SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 11 TO SCHEDULE 13D)
                      Under the Securities Exchange Act of 1934

                             THE FIRST YEARS INC.
-----------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  337610109
-----------------------------------------------------------------------
                                 (CUSIP Number)

                             LAWRENCE J. GOLDSTEIN
			    SANTA MONICA PARTNERS, L.P.
				1865 PALMER AVENUE
                          LARCHMONT, NEW YORK 10538
                                 (914) 833-0875
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

-----------------------------------------------------------------------

             (Date of Event that Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 11 Pages)

CUSIP No. 337610109         13D/A                    Page 2 of 7 Pages
_______________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SANTA MONICA PARTNERS, L.P., SMP Asset Management, and Mr.
Lawrence J. Goldstein
          13-3100474
_______________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]
_______________________________________________________________________
3    SEC USE ONLY

_______________________________________________________________________
4    SOURCE OF FUNDS

          WC
_______________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]
_______________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
_______________________________________________________________________
		7    SOLE VOTING POWER

  NUMBER OF         832,424

   SHARES
_________________________________________________________________
		8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         832,424

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
_______________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     		     832.424
_______________________________________________________________________

CUSIP No. 337610109         13D/A                    Page 3 of 7 Pages

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

[_]
_______________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.98%
_______________________________________________________________________
14   TYPE OF REPORTING PERSON

     IA
=======================================================================
_______________________________________________________________________

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

=======================================================================


                       THE FIRST YEARS INC. SCHEDULE 13D
                                 AMENDMENT NO. 11

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of The First Years, Inc. (the "Issuer"). The principal offices of the Issuer are located at One Kiddie Drive, Avon, Massachusetts 02322-1171.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is being filed on behalf of Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"). This Statement is also being filed on behalf of SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), and Mr. Lawrence J. Goldstein, the president and sole owner of the general partner.

(b)-(c) The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, and indirectly, Santa Monica Partners.

CUSIP No. 337610109         13D/A                    Page 4 of 7 Pages

The principal business address of Santa Monica Partners, SMP Asset Management, Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) Beneficiaries of accounts managed by Mr. Lawrence J. Goldstein are entitled to receive any dividends or sales proceeds.

(e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners was the working capital of Santa Monica Partners. The source of all funds for purchases by SMP Asset Management was the working capital of Santa Monica Partners, which is managed by SMP Asset Management. In addition, Mr. Goldstein may be deemed to be the beneficial owner of shares purchased by Santa Monica Partners which were made with the working capital of Santa Monica Partners. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. Mr. Lawrence J. Goldstein has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

Item 4.  Purpose of Transaction.

Santa Monica Partners L P has written to Director Lew Weston and the Board of Directors with whom the general partner had previously met with. The purpose of the letter was to express SMP's views to the Board of the First Years (KIDD) that unanimously approved the sale of the Company to RC2 at the expense of shareholders interests and value creation and ask for changes and a meeting.

Highlights of the letter included:


?	Voting unanimously you and the Board members of KIDD failed to protect the interests of all shareholders whose interests you were supposed to represent and protect.

CUSIP No. 337610109         13D/A                  Page 5 of 7 Pages
?	RC2, can see this clearly, as it expects to add 8-10 cents per share to its earnings this year alone and 20-25 cents to its earnings per share from KIDD next year. This is so because RC2's view and opinion is that Kidd's business is easily expandable.

?	The 50 plus years of building our brand and our company is now to being given to RC2 to cash in on - and for a mere $15.60 per share, only 7x past 12 month EBITDA.

?	RC2 has gained $83.5 Million in market value since the deal was announced on June 7, 2004, which amounts to 60% of the purchase price of $138.6 million by RC2. Proof enough that you and the unanimously voting Board have gotten shareholders of KIDD a terrible deal.

?	The Board failed to obtain a stock or cash option for KIDD
shareholders to enable
us to participate in the upside handed to RC2. You must at the very least rectify this.

?	Why even sell our company only because Ron Sidman wants to
retire? There is $26 million in cash on hand (and no debt whatever) to grow the business. We can bring in new management, introduce new advertising strategies and leverage our brand and even our balance sheet. We can even return much of the excess $3 per share in cash on hand to shareholders as you propose to do anyway.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Santa Monica Partners beneficially owns in the aggregate 700,000 Shares, constituting 8.39% of the outstanding Shares. SMP Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Exchange
Act) the Shares in which Santa Monica Partners may be deemed to possess direct beneficial ownership. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have indirect beneficial ownership of the Shares which SMP Asset Management may beneficially own.

(b) Santa Monica Partners has the sole power to vote or direct the vote of 700,000 Shares and the sole power to dispose or direct the disposition of such Shares. SMP Asset Management, as sole general partner of Santa Monica Partners, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa Monica Partners, and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares. Mr. Goldstein has

CUSIP No. 337610109         13D/A                    Page 6 of 7 Pages

 the power to dispose but not vote for 121,424 shares. Power to vote resides soley with Mr. Lawrence J. Goldstein for 11,000 shares.

(c) During the last sixty days the following shares of common stock were purchased:

Santa Monica Partners, L.P.
Trade Date
03/03/2004	6,542	@ 17.68


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows: (i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's investments, and (ii) the terms of the Pension Plan provide for benefits to be paid to Mr. Goldstein upon his retirement.

Item 7.  Material to be filed as Exhibits.

I. Letter of June 17, 2004 to Mr. Lew Weston of The First Years.



                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 17, 2004
                                        SANTA MONICA PARTNERS, L.P.
                                        By: SMP ASSET MANAGEMENT LLC

CUSIP No. 337610109         13D/A                    Page 7 of 7 Pages


                               	    By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein, President


                                        SMP ASSET MANAGEMENT LLC

                                        By: /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein, President


                                        /s/LAWRENCE J. GOLDSTEIN
                                       --------------------------------
                                       Lawrence J. Goldstein




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit I:

June 17, 2004

Mr. Lewis M. Weston and the Board of Directors
c/o The First Years Inc
One Kiddie Drive
Avon, MA  02322-1171

The Board of the First Years (KIDD) unanimously approved sale to RC2 at the expense of shareholders interests and value creation.

?	Voting unanimously you and the Board members of KIDD failed to protect the interests of all shareholders whose interests you were supposed to represent and protect.

?	RC2, can see this clearly, as it expects to add 8-10 cents per share to its earnings this year alone and 20-25 cents to its earnings per share from KIDD next year. This is so because RC2's view and opinion is that Kidd's business is easily expandable.

?	The 50 plus years of building our brand and our company is now to being given to RC2 to cash in on - and for a mere $15.60 per share, only 7x past 12 month EBITDA and less than 1x sales.

?	RC2 has gained $83.5 Million in market value since the deal was announced on June 7, 2004, which amounts to 60% of the purchase price of $138.6 million by RC2. Proof enough that you and the unanimously voting Board have gotten shareholders of KIDD a terrible deal.

?	The Board failed to obtain a stock or cash option for KIDD
shareholders to enable
us to participate in the upside handed to RC2. You must at the very least rectify this.

?	Why even sell our company only because Ron Sidman wants to
retire? There is $26 million in cash on hand (and no debt whatever) to grow the business. We can bring in new management, introduce new advertising strategies and leverage our brand and even our balance sheet. We can even return much of the excess $3 per share in cash on hand to shareholders as you propose to do anyway.

Dear Lew:

I last wrote to you on Wednesday, June 9, 2004 and said, "We are all in the gutter, but some of us are looking at the stars." - Oscar Wilde

I am writing again because I have not had the courtesy of any response and would appreciate hearing from either you or from the Board of the First Years.

During your visit to my office, you sat directly across from my desk when I asked you, "Who do you Lew, as a Director and member of the KIDD board, represent?" While looking me straight in the eyes, you responded loud, clear, succinctly and happily, "I represent you and the shareholders". You promised me that day that you would indeed represent me, as well as all shareholders. I then strongly suggested that you show Ron Sidman why it is in his interest and in the best interest of the entire Company and all shareholders, for him to give up the President and CEO positions (and retain his Chairman position) to someone with proven and successful executive experience in the infant products business such as Richard Wenz. Do you recall telling me Ron thinks like an engineer and not like a merchant, marketer or top executive, and that you would "work on him," but that you needed some time to do so in your own way? I acquiesced.

About three years passed and obviously you did neither represent shareholders nor work on Ron to give up his positions as CEO or President.

By your, and the entire KIDD Board of Directors, voting unanimously to sell the Company for "approximately $136.8 million or about $15.60 per share as RC2 has stated as the price in all of its releases, it seems that you and the unanimous voting Board of KIDD failed to protect the interests of all shareholders whose interests you were supposed to represent and protect. In fact, you took care of only the interests of Ron Sidman and the Sidman "Family Four" BOARD MEMBERS i.e. the retired Momma Evelyn Sidman, her two sons, the retiring Ronald and the retired Kenneth, and her dear son-in-law, the retired Ben Peltz, simply because Ron wanted to join them in full retirement mode.

Moreover, is it not a fact that Ron Sidman dislikes RC2 and wanted no part of that Company? That he wanted only all cash and to be out?

Now, it is so very obvious that RC2 views its pending purchase as a net $136.8 million $15.60 per share purchase (RC2 said in a statement distributed by Business Wire, "RC2 Corp. Agrees to Acquire First Years and will pay about $136.8 million for First Years" By Jeff Ward, June 7, 2004 (Bloomberg), while Sidman sees the proposal as being about a $165 million.

Isn't it also correct that Ron was willing to sell out all the KIDD shareholders to RC2 because they were also "willing" to pay cash in an amount that he [Ron] views as enough for him ($136.8 million - about $15.60 per share) and also pay dollar for dollar for the approximate $26 million (about $3 per share) in cash that Ron has had the Company building up and hoarding and from which we never ever realized any benefit whatsoever from?

In Sewell Avery-like fashion, the cash hoard grew and grew and we as shareholders were left holding the bag as Ron presided over KIDD as though already in retirement. Apparently his mind was set on that as we now can see by his selling out a perfectly good business which everyone, certainly RC2, can see, as it expects to add 8-10 cents per share to its earnings this year alone and 20-25 cents to its earnings per share from KIDD next year. Indeed this is so because RC2's view and opinion is that KIDD's business is easily expandable.

Like Sewell Avery, Sidman hoarded cash and missed all growth opportunities and capitalized little on overseas expansion and was totally and completely unwilling to leverage The First Years brand name and unwilling to advertise anywhere, ever.

Following the KIDD announcement, RC2 was asked by a questioner on their first conference call, "why they wanted a to buy KIDD, a company with flat sales since about 1998," the CEO responded with, "well, KIDD has developed a strong brand name over its more than 50 years in the business but it was only willing to grow sales by word of mouth. We intend to promote the brand. Also KIDD never spent money on advertising and we will."

It is so clear, as mentioned above, that Ron and the Sidman family were tired and wanted one simple thing - to get out. Ron ran a caretaker operation that you and the board permitted to occur at our [all shareholders] expense. The 50 plus years of building our brand and our company is now to be turned over to RC2 to cash in on for a mere $15.60 per share, a mere 7 times past 12 month EBITDA. And at a price which is less than one times sales for our strong, leading consumer packaged goods brand. This certainly denies us of all the fruits and the benefits that another CEO, one who works full time doing the things Ron refused to do, could have done for all of us - those who have been patient, long-term, investors in KIDD.

It is absolutely disingenuous and outrageous for Ron Sidman to have the chutzpah to state in his press release the other day that "after review of its strategic alternatives over the past several months" he and the Board "believes that the proposed transaction will allow our stockholders to realize the significant value created in our company over the past 52 years."

This is absolutely untrue. The direct opposite is in fact true as we shareholders are being denied the significant value created in our company over the past 52 years."

Furthermore, for Ron to also state "Our mission has always been to help parents make their child's first years the best they can be, and we expect to continue this tradition as part of RC2's broader platform following the merger" is an outright and gigantic fibber McGee set of words. First of all, he says "and we expect". The number one fib is that he Ron does not intend to stay with RC2 beyond a transition period according to the RC2 CEO. The "we" is a complete myth. Ron Sidman is getting OUT!

It is no small wonder that Ron can't see this transaction as selling the shareholders down the river, or that it is denying shareholders the fruits that are going to be picked by a bargain buyer and not the patient, long time and deserving holders of KIDD.

Why no small wonder you ask?  Well just look at Ron's other statement:
"Our mission has always been to help parents make their child's first years the best they can be."

Laudable as this statement is, where are the shareholders in this, pray tell? The mission should have always been, as with any public company, to include increasing shareholder value. But Ron spoke his heart of hearts truth. He cared not for the shareholders interests in his "Our mission." Ron has not been bent on increasing shareholder value; he is bent on quitting and retiring.

Depriving us and our fellow shareholders of KIDD from the upside that RC2, and we as well, see so clearly (-- remember we submitted nineteen revenue building initiatives to you last July in writing and in person
- and you ignored us and every single one of the nineteen suggestions - -) and which resides within KIDD, and is inherently ours, is wrong, unfair and a sell out of shareholder interests for no reason other than
that Ron Sidman wants OUT.   That too appears why the KIDD board did
not insist upon a cash or stock option in the proposed deal with RC2. YOU let us down. You should have at least done this and obtained this option for us. Thus, you would have at least enabled KIDD shareholders to participate in the upside exploitation of the KIDD franchise by RC2.

The fact that RC2 shares as of last night's close have gained $83.5 Million in market value since the deal was announced on June 7, 2004, which by the way amounts to 60% of the purchase price of $138.6 million by RC2, should be proof enough that you and the unanimously voting Board have gotten shareholders of KIDD a raw-raw-raw rotten to the core deal.

It is never too late to right a wrong or to correct a mistake. It is not too late to demand a cash/stock option for KIDD shareholders and if not, to at the very least say "no" to a bargain sale and to engage a new, hard working, knowledgeable CEO (such as Richard Wenz, if he even wants to come back - or someone of the same high caliber such as Marty Fogelman, the man who built Babies-R-Us - a huge KIDD customer, who may possibly be available and willing to serve - recall he is available to take a seat on this Board and to consult with the board and management) who can grow this company to where it should have long ago been. Save for the fact that Ron Sidman was not up to the job and operated in a in a caretaker CEO, hoard cash, quit and retire, mode.

Lew, we can't speak to the other directors, but we had rather thought
you were a mensch.   Why would you want to prove otherwise?

If you have some, or even any, explanation we are all ears - any day, anytime.

Is this deal the one you and the other Board members want to make your reputation on?

Is this proposed deal, as structured, really the legacy you are willing (going) to take with you? Remember, as the clergyman, James Freeman Clark once said, "A politician thinks of the next race, a statesman of the next generation."

We shall look forward to hearing from you and the Board.

We will appreciate your furnishing copies of this letter to each of the other Board members and confirming same to us immediately.

We will welcome the opportunity to meet with you and your colleagues on the Board to discuss this very unfair deal for shareholders that you all unanimously purported to represent. We ask that you meet with us as soon as possible


Warmly,

Larry

Lawrence J. Goldstein
President
Santa Monica Partners, LP